

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

June 30, 2005

Notice

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Geographic Diversification

As of June 30, 2005			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1) (2)	3	1,222,503	14%
Georgia	3	773,860	9%
New York	1	729,497	8%
Texas	2	620,000	7%
Alabama (2)	2	615,069	7%
Delaware (2)	1	568,873	7%
Tennessee	2	513,732	6%
Michigan	2	436,751	5%
Utah (2)	1	300,602	4%
Connecticut (2)	1	291,051	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	256,514	3%
Pennsylvania	1	255,152	3%
North Carolina (3)	3	251,798	3%
Louisiana	1	245,199	3%
New Hampshire (2)	1	227,998	3%
Florida	1	198,924	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total	33	8,660,659	100%

(1)   Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2)   Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.
(3)   Includes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 6/30/05	% Occupied 6/30/05	% Occupied 3/31/05	% Occupied 12/31/04	% Occupied 09/30/04	% Occupied 6/30/04
Riverhead, NY	729,497	99%	99%	99%	99%	99%
Rehoboth, DE (2)	568,873	100%	99%	99%	99%	99%
Foley, AL (2)	535,494	99%	95%	99%	99%	99%
San Marcos, TX	442,510	99%	98%	100%	97%	96%
Myrtle Beach, SC (2)	427,417	93%	92%	92%	96%	97%
Sevierville, TN	419,038	100%	99%	100%	100%	100%
Myrtle Beach, SC (1)	401,992	100%	97%	99%	100%	100%
Hilton Head, SC (2)	393,094	90%	89%	92%	91%	89%
Commerce II, GA	340,656	99%	96%	99%	98%	97%
Howell, MI	324,631	96%	96%	100%	100%	100%
Park City, UT (2)	300,602	99%	98%	97%	97%	97%
Westbrook, CT (2)	291,051	92%	92%	93%	93%	90%
Branson, MO	277,883	100%	100%	100%	100%	100%
Williamsburg, IA	277,230	96%	96%	100%	97%	96%
Lincoln City, OR (2)	270,280	92%	91%	96%	95%	93%
Tuscola, IL (2)	256,514	76%	75%	78%	76%	77%
Lancaster, PA	255,152	99%	99%	100%	99%	96%
Locust Grove, GA	247,454	98%	97%	100%	98%	99%
Gonzales, LA	245,199	100%	100%	100%	97%	93%
Tilton, NH (2)	227,998	96%	91%	99%	98%	98%
Fort Myers, FL	198,924	91%	92%	91%	87%	82%
Commerce I, GA	185,750	86%	76%	82%	68%	68%
Terrell, TX	177,490	99%	100%	100%	97%	97%
North Branch, MN	134,480	100%	98%	100%	100%	99%
West Branch, MI	112,120	97%	98%	98%	100%	100%
Barstow, CA	108,950	98%	100%	100%	100%	95%
Blowing Rock, NC	105,332	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,694	96%	93%	96%	96%	93%
Nags Head, NC	82,178	100%	100%	100%	100%	100%
Boaz, AL	79,575	95%	95%	95%	95%	97%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Seymour, IN	n/a	n/a	n/a	89%	85%	82%
Dalton, GA	n/a	n/a	n/a	n/a	n/a	79%
Total (3)	**8,596,371**	**97%**	**95%**	**97%**	**96%**	**95%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.
(3) Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Major Tenants (1)

Ten Largest Tenants As of June 30, 2005 (1)			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	58	580,160	6.8%
Phillips-Van Heusen	96	460,937	5.4%
Liz Claiborne	43	354,629	4.1%
VF Factory Outlet	36	303,096	3.5%
Reebok International	31	240,502	2.8%
Dress Barn, Inc.	29	214,865	2.5%
Retail Brand Alliance, Inc.	31	209,985	2.4%
Jones Retail Corporation	67	189,877	2.2%
Polo Ralph Lauren	23	187,569	2.2%
Brown Group Retail, Inc.	39	173,323	2.0%
Total of All Listed Above	453	2,914,943	33.9%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Lease Expirations as of June 30, 2005

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Leasing Activity (1)

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	42	32			74	70
Gross leasable area	204,830	117,356			322,186	281,962
New base rent per square foot	$17.25	$16.41			$16.95	$16.48
Prior base rent per square foot	$16.60	$15.72			$16.28	$16.15
Percent increase in rent per square foot	3.9%	4.4%			4.1%	2.1%
Renewed Space:						
Number of leases	169	74			243	240
Gross leasable area	739,494	334,357			1,073,851	1,040,785
New base rent per square foot	$17.35	$16.20			$16.99	$14.97
Prior base rent per square foot	$15.97	$15.25			$15.74	$13.92
Percent increase in rent per square foot	8.6%	6.2%			7.9%	7.5%
Total Re-tenanted and Renewed Space:						
Number of leases	211	106			317	310
Gross leasable area	944,324	451,713			1,396,037	1,322,747
New base rent per square foot	$17.33	$16.25			$16.98	$15.30
Prior base rent per square foot	$16.10	$15.37			$15.87	$14.40
Percent increase in rent per square foot	7.6%	5.7%			7.0%	6.2%

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	13	32			45	66
Gross leasable area	50,994	105,009			156,003	232,711
Base rent per square foot	$15.05	$18.24			$17.20	$17.81
Stores Closing:						
Number of stores	32	13			45	71
Gross leasable area	103,163	57,780			160,943	229,040
Base rent per square foot	$18.02	$13.35			$16.34	$16.04
Percent increase in rent per square foot	(16.5%)	36.7%			5.3%	11.0%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	6/30/05	3/31/05	12/31/04	09/30/04	6/30/04
Assets					
Rental property					
Land	$113,284	$113,355	$113,830	$113,869	$115,541
Buildings	956,440	954,758	963,563	956,109	965,394
Construction in progress	6,044	1,173	--	--	--
Total rental property	1,075,768	1,069,286	1,077,393	1,069,978	1,080,935
Accumulated depreciation	(237,688)	(228,252)	(224,622)	(215,172)	(209,359)
Total rental property – net	838,080	841,034	852,771	854,806	871,576
Cash	3,543	6,531	4,103	27,135	8,694
Deferred charges – net	54,818	55,611	58,851	60,958	64,747
Other assets	21,785	21,536	20,653	19,595	26,963
Total assets	$918,226	$924,712	$936,378	$962,494	$971,980
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes	$100,000	$100,000	$100,000	$147,509	$147,509
Mortgages payable	290,197	305,983	308,342	310,483	366,065
Unsecured note	53,500	53,500	53,500	53,500	--
Lines of credit	45,330	33,455	26,165	--	--
Total debt	489,027	492,938	488,007	511,492	513,574
Construction trade payables	9,231	9,781	11,918	10,361	6,300
Accounts payable & accruals	16,984	25,753	17,026	17,488	18,579
Total liabilities	515,242	528,472	516,951	539,341	538,453
Minority interests					
Consolidated joint venture	225,103	223,895	222,673	221,400	220,225
Operating partnership	31,963	31,045	35,621	36,533	38,731
Total minority interests	257,066	254,940	258,294	257,933	258,956
Shareholders' equity					
Common shares	277	276	274	274	274
Paid in capital	278,811	277,857	274,340	274,286	272,322
Distributions in excess of net income	(126,436)	(129,917)	(109,506)	(105,116)	(94,603)
Deferred compensation	(6,372)	(6,844)	(3,975)	(4,224)	(3,406)
Accum. other comprehensive loss	(362)	(72)	--	--	(16)
Total shareholders' equity	145,918	141,300	161,133	165,220	174,571
Total liabilities, minority interests & shareholders' equity	$918,226	$924,712	$936,378	$962,494	$971,980

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/05	03/05	12/04	09/04	06/04	06/05	06/04
Revenues							
Base rentals	$33,528	$31,861	$33,504	$32,879	$32,041	$65,389	$63,501
Percentage rentals	1,267	886	2,380	1,289	958	2,153	1,669
Expense reimbursements	12,620	14,297	14,629	13,060	13,010	26,917	24,896
Other income	1,205	947	1,692	1,816	2,388	2,152	3,238
Total revenues	48,620	47,991	52,205	49,044	48,397	96,611	93,304
Expenses							
Property operating	14,611	16,240	16,664	14,953	14,719	30,851	28,142
General & administrative	3,711	3,044	3,063	3,346	3,254	6,755	6,411
Depreciation & amortization	11,420	12,930	12,292	14,042	12,955	24,350	25,112
Total expenses	29,742	32,214	32,019	32,341	30,928	61,956	59,665
Operating income	18,878	15,777	20,186	16,703	17,469	34,655	33,639
Interest expense	8,167	8,228	8,433	8,919	8,901	16,395	17,765
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	10,711	7,549	11,753	7,784	8,568	18,260	15,874
Equity in earnings of unconsolidated joint ventures	268	191	243	359	275	459	440
Minority interests:							
Consolidated joint venture	(6,727)	(6,624)	(6,734)	(7,198)	(6,619)	(13,351)	(13,212)
Operating partnership	(772)	(202)	(958)	(175)	(409)	(974)	(568)
Income from continuing operations	3,480	914	4,304	770	1,815	4,394	2,534
Discontinued operations (1)	--	--	--	(2,785)	1,930	--	2,223
Income before loss on sale of real estate	3,480	914	4,304	(2,015)	3,745	4,394	4,757
Loss on sale of real estate	--	(3,843)	--	--	--	(3,843)	--
Net income (loss)	$3,480	$(2,929)	$ 4,304	$ (2,015)	$ 3,745	$ 551	$ 4,757
Basic earnings per common share:							
Income from continuing operations	$ .13	$(.11)	$ .16	$ .03	$.07	$ .02	$.09
Net income (loss)	$ .13	$(.11)	$ .16	$(.07)	$.14	$ .02	$.18
Diluted earnings per common share:							
Income from continuing operations	$ .13	$(.11)	$ .16	$ .03	$.07	$ .02	$.09
Net income (loss)	$ .13	$(.11)	$ .16	$(.07)	$.14	$ .02	$.18
Weighted average common shares:							
Basic	27,357	27,304	27,266	27,224	27,008	27,330	26,840
Diluted	27,576	27,516	27,520	27,366	27,188	27,546	27,082

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold for which we have no significant continuing involvement, including any gain or loss on such sales, have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/05	03/05	12/04	09/04	06/04	06/05	06/04
Funds from operations:							
Net income	$ 3,480	$ (2,929)	$ 4,304	$(2,015)	$3,745	$ 551	$4,757
Adjusted for -							
Minority interest in operating partnership	772	202	958	175	408	974	568
Minority interest adjustment consolidated joint venture	(277)	169	(198)	314	(329)	(108)	(296)
Minority interest, depreciation and amortization in discontinued operations	--	--	--	(518)	662	--	951
Depreciation and amortization uniquely significant to real estate - wholly owned	11,358	12,876	12,239	13,986	12,900	24,234	24,999
Depreciation and amortization uniquely significant to real estate – joint ventures	370	369	379	351	304	739	604
(Gain) loss on sale of real estate	--	3,843	--	3,544	(2,084)	3,843	(2,084)
Funds from operations	$ 15,703	$ 14,530	$17,682	$15,837	$15,606	$ 30,233	$29,499
Funds from operations per share	$.47	$.43	$.53	$.47	$.47	$.90	$.89
Funds available for distribution:							
Funds from operations	$ 15,703	$ 14,530	$17,682	$15,837	$15,606	$30,233	$29,499
Adjusted For -							
Corporate depreciation excluded above	62	55	53	56	55	117	113
Amortization of finance costs	341	355	350	383	365	696	732
Amortization of share compensation	468	242	237	236	989	710	1,003
Straight line rent adjustment	(539)	(112)	(90)	(81)	(134)	(651)	(218)
Below market rent adjustment	(613)	(46)	(418)	(277)	(310)	(659)	(370)
Market rate interest adjustment	(643)	(629)	(631)	(634)	(635)	(1,272)	(1,245)
2nd generation tenant allowances	(2,346)	(4,462)	(2,839)	(1,413)	(1,595)	(6,808)	(3,116)
Capital improvements	(2,231)	(952)	(2,080)	(1,583)	(2,047)	(3,183)	(3,382)
Consolidated joint venture minority interest share of adjustments	277	(169)	198	(314)	329	108	296
Funds available for distribution	$10,479	$ 8,812	$12,462	$12,209	$12,623	$19,291	$23,312
Funds available for distribution per share	$.31	$.26	$.37	$.37	$.38	$.57	$.70
Dividends paid per share	$.3225	$.3125	$.3125	$.3125	$.3125	$.635	$.6200
FFO payout ratio	69%	73%	59%	66%	66%	71%	70%
FAD payout ratio	104%	120%	84%	84%	82%	111%	89%
Diluted weighted average common shs.	33,643	33,583	33,587	33,432	33,254	33,613	33,148

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	06/05	03/05	12/04	09/04	06/04	06/05	06/04
GLA open at end of period - (000's)							
Wholly owned	4,923	4,925	5,066	5,066	5,240	4,923	5,240
Partially owned consolidated (1)	3,271	3,271	3,271	3,271	3,273	3,271	3,273
Partially owned unconsolidated(2)	402	402	402	391	374	402	374
Managed properties	65	65	105	432	434	65	434
Total GLA open at end of period	8,661	8,663	8,844	9,160	9,321	8,661	9,321
Weighted average GLA (000's) (3)	8,196	8,281	8,337	8,338	8,339	8,238	8,339
End of period occupancy (1) (2)	97%	95%	97%	96%	95%	97%	95%
PER SQUARE FOOT							
Revenues							
Base rentals	$4.09	$3.85	$4.02	$3.95	$3.84	$7.94	$7.61
Percentage rentals	.15	.11	.29	.15	.11	.26	.20
Expense reimbursements	1.54	1.73	1.75	1.56	1.56	3.27	2.99
Other income	.15	.11	.20	.22	.29	.26	.39
Total revenues	5.93	5.80	6.26	5.88	5.80	11.73	11.19
Expenses							
Property operating	1.78	1.96	2.00	1.79	1.77	3.74	3.38
General & administrative	.45	.37	.37	.40	.39	.82	.77
Depreciation & amortization	1.39	1.56	1.47	1.69	1.55	2.96	3.01
Total expenses	3.62	3.89	3.84	3.88	3.71	7.52	7.16
Operating income	2.31	1.91	2.42	2.00	2.09	4.21	4.03
Interest expense	1.00	.99	1.01	1.07	1.07	1.99	2.13
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and loss on sale of real estate	$1.31	$.92	$1.41	$.93	$1.02	$2.22	$1.90
Total revenues less property operating and general & administrative expenses ("NOI")	$3.70	$3.47	$3.89	$3.69	$3.64	$7.17	$7.04

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Outlets

Unconsolidated Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	06/30/05	03/31/05	12/31/04	9/30/04	6/30/04	Tanger's Share as of 06/30/05 (1)
Assets						
Investment properties at cost – net	$67,446	$67,399	$69,865	$68,615	$69,955	$29,169
Cash and cash equivalents	4,253	4,319	2,449	2,184	1,381	1,781
Deferred charges – net	1,433	1,305	1,973	2,076	1,535	716
Other assets	4,245	3,869	2,826	3,168	3,879	1,745
Total assets	$77,377	$76,892	$77,113	$76,043	$76,750	$33,411
Liabilities & Owners' Equity						
Mortgage payable	$61,024	$60,254	$59,708	$59,233	$57,156	$26,308
Construction trade payables	477	426	578	1,328	3,090	239
Accounts payable & other liabilities	1,956	828	702	730	508	887
Total liabilities	63,457	61,508	60,988	61,291	60,754	27,434
Owners' equity	13,920	15,384	16,125	14,752	15,996	5,977
Total liabilities & owners' equity	$77,377	$76,892	$77,113	$76,043	$76,750	$33,411

(1) Tanger's portion of investment properties at cost – net, includes $9.1 million associated with a development property that generated net income considered incidental to its intended future operation as an outlet center. As such, the net income generated from this property is recorded as a reduction to the carrying value of the property and is therefore not included in the summary statement of operations below.

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/05	03/05	12/04	09/04	06/04	06/05	06/04
Revenues	$2,933	$2,511	$2,557	$2,682	$2,507	$5,444	$4,582
Expenses							
Property operating	1,067	974	900	918	946	2,041	1,721
General & administrative	15	--	10	8	12	15	13
Depreciation & amortization	769	767	765	723	631	1,536	1,254
Total expenses	1,851	1,741	1,675	1,649	1,589	3,592	2,988
Operating income	1,082	770	882	1,033	918	1,852	1,594
Interest expense	574	417	401	346	405	991	785
Net income	$508	$353	$481	$687	$513	$861	$809
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$925	$769	$824	$878	$774	$1,694	$1,424
Net income	$268	$191	$243	$359	$275	$459	$440
Depreciation (real estate related)	$370	$369	$379	$351	$304	$739	$604

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of June 30, 2005			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Commerce I, GA	7,012	9.125%	09/10/05
Kittery I, ME **San Marcos I, TX** **West Branch, MI** **Williamsburg, IA**	59,730	7.875%	04/01/09
San Marcos II, TX	18,266	7.980%	04/01/09
Blowing Rock, NC	9,286	8.860%	09/01/10
Nags Head, NC	6,301	8.860%	09/01/10
Consolidated JV Debt	181,686	6.590%	07/10/08
Premium on Consolidated JV Debt (1)	7,916		
Total mortgage debt	290,197		
Corporate debt			
Unsecured term loan	53,500	Libor + 1.45%	03/26/06
Unsecured credit facilities	45,330	Libor + 1.40%	06/30/07
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	198,830		
Total debt	$489,027		

(1) Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of June 30, 2005		
Year	**Scheduled Amortization Payments**	**Balloon Payments**	**Total Scheduled Payments**
2005	2,835	6,868	9,703
2006	5,715	53,500	59,215
2007	6,140	45,330	51,470
2008	4,872	270,351	275,223
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014			
2015 & thereafter	--	--	--
	$20,710	$460,401	$481,111
Premium on Consolidated JV Debt (1)			7,916
			$489,027

(1) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 6/30/05

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
          3200 Northline Avenue
          Suite 360
          Greensboro, NC 27408

Tanger Outlets